Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES ACQUISITION OF

U.S. RIGHTS TO WELLBUTRIN XL®

Immediately Accretive to Revenues, GAAP EPS and Cash Flows;

Expected to Add $80-$90 Million in Cash Flows in 2009; $120-$130 Million in 2010;

Provides Resources to Accelerate New Strategic Focus

TORONTO, Canada, May 6, 2009 — Biovail Corporation (NYSE, TSX: BVF) today announced its subsidiary Biovail Laboratories International SRL has entered into an agreement to acquire full U.S. commercialization rights to Wellbutrin XL® (bupropion hydrochloride extended-release tablets) from GlaxoSmithKline plc (GSK). Wellbutrin XL®, which is indicated for the treatment of major depressive disorder and seasonal affective disorder, was developed and is manufactured by Biovail and has been distributed by GSK in the United States since September 2003.

“This acquisition strengthens our existing business and will generate significant cash flows in the near-, mid- and long-term that can be used to further expand our pipeline of development-stage specialty CNS assets thereby accelerating Biovail’s New Strategic Focus,” said Bill Wells, Chief Executive Officer of Biovail. “When evaluating options to maximize the value of Biovail’s commercial assets, we realized we could deliver significant shareholder value in a very short time period and with low risk by acquiring the U.S. rights to Wellbutrin XL®. We have a good track record of managing off-patent branded pharmaceuticals to maximize value, which bodes well for the product’s long-term commercial prospects.”

Under the terms of the agreement, Biovail will pay $510 million to GSK to acquire the full U.S. rights to Wellbutrin XL®. The agreement also provides Biovail with the right to launch an authorized generic formulation of Wellbutrin XL®. The agreement is subject to Hart-Scott-Rodino regulatory clearance in the United States.

The transaction is expected to be significantly and immediately accretive to revenues, GAAP earnings per share and cash flows in 2009 and 2010 as follows:

(In millions, except EPS)*	2009	2010
Revenues	$90 – $100	$135 – $145
Cash Flows	$80 – $90	$120 – $130
Earnings per share	$0.35 - $0.40	$0.46 – $0.51

*Excludes funding costs

The existing agreement between Biovail and GSK as it pertains to countries other than the U.S. remains intact. Biovail will continue to manufacture and supply extended-release bupropion hydrochloride tablets to GSK for distribution in these territories. In Canada, Wellbutrin® XL is marketed by the Biovail Pharmaceuticals Canada (BPC) sales force.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the anticipated impact of the acquisition of U.S. rights to Wellbutrin XL® to our revenues, earnings per share and cash flows, our intended use of those cash flows, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription volumes and trends, intended priorities for use of cash flows, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: uncertainties associated with managing off-patent branded pharmaceuticals, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment, including requirements for future studies and implications for product approvals and commercialization, and other risks detailed from time to time in Biovail’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as Biovail’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation